Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated February 20, 2007

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

VODAFONE GROUP CAPITALIZATION AND INDEBTEDNESS

The following table sets out our unaudited called up share capital, and the borrowings and indebtedness of Vodafone, its consolidated subsidiaries and share of joint ventures, referred to as the Group, as at September 30, 2006.

	At September 30, 2006
	£	$
	(in millions)
Share Capital

Called up share capital (78 billion ordinary shares of $0.11 3/7 each, authorized, 57,990,498,289 ordinary shares allotted, issued and fully paid)	4,166	7,798

Borrowings and Indebtedness

The borrowings and indebtedness of the Group, excluding intra-group borrowings, at September 30, 2006 were as follows:

	At September 30, 2006
	£	$
	(in millions)

Total borrowings and indebtedness (1) – (11)	21,335	39,935

(1)          The total sterling amount has been expressed in U.S. dollars solely for convenience and translated at an exchange rate of $1.8718 to £1.00.

(2)          All borrowings and indebtedness are unsecured, except for indebtedness in respect of Vodafone Egypt of £23 million ($43 million) and Vodafone Albania of £22 million ($41 million). Borrowings and indebtedness include long term and short term borrowings and finance lease obligations.

(3)          At September 30, 2006, Vodafone had issued guarantees in respect of notes issued by its wholly-owned subsidiary Vodafone Americas Inc. (previously Airtouch Communications, Inc.) amounting to £168 million ($314 million) and guaranteed debt of its wholly-owned subsidiary Vodafone Finance K.K. Limited (previously J-Phone Finance Co. Ltd) of £1,170 million ($2,190 million). No other indebtedness in the nature of borrowing in the Group is guaranteed.

(4)          At September 30, 2006, the Group had issued performance bonds with an aggregate value of £95 million ($178 million) that are not included within the above table of indebtedness. These are primarily in respect of undertakings to roll out third generation networks by its subsidiaries in Spain and Ireland. Of this, £57 million ($107 million) is in respect of performance commitments given in Spain.

(5)          As at September 30, 2006, the Group had cash, cash equivalents and certain fair value adjustments on financial instruments of £1,106 million ($2,070 million), giving total net borrowings and indebtedness of £20,229 million ($37,864 million).

(6)          On November 27, 2006, Vodafone issued €200 million ($262 million at a $/€ exchange rate of 1.3121) 4.75% bonds with a maturity of June 14, 2016.

(7)          On January 16, 2007, Vodafone issued €300 million ($388 million at a $/€ exchange rate of 1.2917) 4% bonds with a maturity of January 30, 2009.

(8)          On January 19, 2007, Vodafone issued €150 million ($195 million at a $/€ exchange rate of 1.2967) floating rate notes with a maturity of February 5, 2009.

(9)          On January 31, 2007, Vodafone issued €300 million ($390 million at a $/€ exchange rate of 1.3009) floating rate notes with a maturity of February 15, 2010.

(10)                                 On February 11, 2007, Vodafone announced that it had agreed to acquire a controlling interest in Hutchison Essar Limited (“Hutch Essar”) from Hutchison Telecommunications International Limited (“HTIL”) via its subsidiary Vodafone International Holdings B.V. (“VIHBV”) for a cash consideration of US$11.1 billion (£5.7 billion). In addition, VIHBV will make an offer to Essar Teleholdings Limited to acquire its shares in Hutch Essar at a price which values such shares on the same basis. Vodafone also announced that it has granted an option to a Bharti group company to buy its 5.6% direct interest in Bharti Airtel Limited for US$1.6 billion (£0.8 billion).

(11)                                 Except as described above, there has been (i) no material change in the Group’s share capital and (ii) no material change in the borrowings and indebtedness or contingent liabilities of the Group since September 30, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 20, 2007	By: /s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Group General Counsel and Company
Secretary

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